FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 11, 2005

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                     )

Enclosure:  Press Release dated March 11, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: March 11, 2005

		Buhrmann NV
		For more information:
		Buhrmann Corporate Communications
		Ewold de Bruijne
		Telephone +31 (0)20 651 10 34
		ewold.de.bruijne@buhrmann.com
PRESS RELEASE

Date	11 March 2005	Analysts / investors can contact:
Number	005	Buhrmann Investor Relations
		Carl Hoyer
		Telephone +31 (0)20 651 10 42
		carl.hoyer@buhrmann.com

BUHRMANN SHAREHOLDERS APPROVE REPURCHASE OF PREF Cs

•                        At the Extraordinary General Meeting of shareholders held in Amsterdam today, Buhrmann shareholders voted in favour of the planned repurchase of Pref Cs

•                        Shareholders also approved a rights offering which is expected to raise about EUR 250 million

On 23 February 2005, Buhrmann announced that it had reached a conditional agreement with US private equity investors Apollo Management and Bain Capital and some other investors to repurchase all outstanding Preference Shares C (“Pref Cs”). This agreement is conditional on Buhrmann successfully raising the funds required to satisfy the negotiated repurchase price of US$520 million. The share capital increase of about EUR 250 million is a key part of the financing of the Pref Cs repurchase, together with the already completed issue of US$150 million of senior subordinated bonds maturing in 2015. The remaining funding requirements are covered out of cash on hand. The repurchase is also subject to the consent of Buhrmann’s banking syndicate, which has been obtained.

Following the positive initial response to the transaction, the banking syndicate has offered a lower discount than initially contemplated. As a consequence, Buhrmann now plans to issue and list about 39 million new ordinary shares at an offer price of EUR 6.37 per share on Euronext Amsterdam, instead of about 43 million new ordinary shares at an offer price of EUR 5.82 per share which was envisaged previously. The new ordinary shares will be offered to existing shareholders (subject to applicable securities laws) through a rights issue, which is being fully underwritten by the banking syndicate.

TIMETABLE

Existing shareholders will be allocated rights to purchase the new shares. The record date for shares held is Monday, 14 March 2005 after 17:40 CET. The prospectus will be made available on that same date. The shares will trade ex-rights starting on Tuesday, 15 March 2005. The subscription ratio for the offering has been set at 2 for 7 (2:7), meaning that 2 new shares can be acquired for every 7 rights held. The rights are expected to be eligible for trading on Euronext Amsterdam from Tuesday, 15 March 2005 through Wednesday, 23 March 2005 at 13:15 CET. The subscription period, during which rights can be exercised to acquire new shares, is expected to start on Tuesday, 15 March 2005 and end at 15:30 CET on Wednesday, 23 March 2005. Trading in the new shares is then expected to begin on Thursday, 31 March 2005. The new shares will be entitled to the same 2004 dividend as all other ordinary shares. The Company will propose to the Annual General Meeting a dividend of EUR 0.14 per share.

The repurchase of the Pref Cs is expected to be completed in early April 2005.

On Thursday 14 April 2005, Buhrmann will host its Annual General Meeting for shareholders in Amsterdam, starting at 14:00 CET at the Okura hotel. The Annual Report 2004 is scheduled to be released on www.buhrmann.com on 18 March 2005.

Note to editors

A live audio web cast of the Extraordinary General Meeting of	Financial calendar:
Shareholders of 11 March 2005 can be heard via	Annual General Meeting
www.buhrmann.com within the investor relations section under	of Shareholders	- 14 April 2005
“Conference Calls and Presentations”.	Publication of first quarter
The presentation is also available via www.buhrmann.com	results 2005	- 3 May 2005
within the investor relations section under “Conference Calls and Presentations”.

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2004. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements.

All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this press release. The transitional adjustments presented have been calculated on the basis of the specific facts of the transaction and should not be used as indicators of future adjustments between Dutch GAAP and IFRS.  IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS.Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Disclaimer

This communication does not contain or constitute any invitation or inducement to engage in investment activity. This communication is directed only at persons who (1) are outside the United Kingdom; (2) have professional experience in matters relating to investments; (3) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001; or (4) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the transaction and the rights issue may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”‘). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilization / FSA

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States absent registration or an exemption from registration.